Onfolio Holdings Inc.

July 22, 2022

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Kyle Wiley, Staff Attorney
Jeff Kauten, Staff Attorney

Re:
Onfolio Holdings Inc.
Amendment No. 4 to Registration Statement on
Form S-1 Filed June 14, 2022
File No. 333-264191

Dear Staff Members:

Onfolio Holdings Inc. is providing this Amendment No. 4 to its Registration Statement on Form S-1.

 Sincerely,

/s/Dominic Wells
Dominic Wells,
Chief Executive Officer,
Onfolio Holdings Inc.

cc:
David M. Bovi, P.A.
EF Hutton, division of Benchmark Investments, LLC
Carmel, Milazzo & Feil LLP
BF Borgers CPA PC